Exhibit 4.39

Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank
Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.

(English Summary of Documents in Hebrew)

Date:	November 2, 2008

Parties:	Bank Mizrahi Tefahot Ltd.

Borrower:	AudioCodes Ltd.

Financial Covenants:

In relation to the following covenant:

-	Until repayment of 2% Senior Convertible Notes Due 2024 in November 2009, cash and investments not less than $120 million and cash balance not less than $15 million.

The parties agreed that if Borrower decides, in its sole discretion, to buyback Borrower’s Senior Convertible Notes, the amounts paid for such buyback will be deducted from the $120 million cash and investment.